UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 26, 2015
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 26 January 2015 – On 30 October 2014, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 15.0 billion to be executed during a 12-month period beginning 30 January 2014.

Under the programme initiated 30 October 2014, Novo Nordisk will repurchase B shares for an amount up to DKK 3.8 billion in the period from 30 October 2014 to 28 January 2015.

Since the announcement as of 19 January 2015, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	12,003,000		3,227,667,006
19 January 2015	200,000	289.64	57,927,540
20 January 2015	260,000	290.66	75,571,964
21 January 2015	240,000	287.80	69,070,824
22 January 2015	245,000	286.08	70,090,213
23 January 2015	250,000	291.99	72,998,525

Accumulated under the programme	13,198,000		3,573,326,071

With the transactions stated above, Novo Nordisk owns a total of 60,682,153 B shares of DKK 0.20, corresponding to 2.3% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,650,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15.0 billion during a 12-month period beginning 30 January 2014. As of 23 January 2015, Novo Nordisk has repurchased a total of 58,221,995 B shares equal to a transaction value of DKK 14,777,701,287.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook ,Twitter, LinkedIn, YouTube

Further information
Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90

Company announcement No 5 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 26, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer